                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                (Name of Issuer)

       COMMON STOCK (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (Title of Class of Securities)

                                    13329010
                                 (CUSIP Number)

                                  LANCE C. BALK
                                KIRKLAND & ELLIS
                              153 EAST 53RD STREET
                               NEW YORK, NY 10022
                                 (212) 446-4940
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 17, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 13329010


       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CITICORP VENTURE CAPITAL LTD.
          13-2598089

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b)  X

       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

          BK, WC

       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

                          7       SOLE VOTING POWER

       NUMBER OF                  0  (SEE ITEM 5.)
         SHARES
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                    0  (SEE ITEM 5.)
       REPORTING
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0  (SEE ITEM 5.)

                         10       SHARED DISPOSITIVE POWER

                                  0  (SEE ITEM 5.)

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0  (SEE ITEM 5.)

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 / /


      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (SEE ITEM 5.)

      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

CUSIP NO. 13329010


       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CITIBANK, N.A.
          13-5266470

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b)  X

       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

          BK, AF

       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                          7       SOLE VOTING POWER

       NUMBER OF                  0  (SEE ITEM 5.)
         SHARES
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                    0  (SEE ITEM 5.)
       REPORTING
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0  (SEE ITEM 5.)

                         10       SHARED DISPOSITIVE POWER

                                  0  (SEE ITEM 5.)

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (SEE ITEM 5.)

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 / /


      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (SEE ITEM 5.)

      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          BK

CUSIP NO. 13329010


       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CITICORP
          06-1515595

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b)  X

       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

          BK, AF

       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                          7       SOLE VOTING POWER

       NUMBER OF                  0  (SEE ITEM 5.)
         SHARES
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                    0 (SEE ITEM 5.)
       REPORTING
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0  (SEE ITEM 5.)

                         10       SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (SEE ITEM 5.)

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 / /


      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (SEE ITEM 5.)

      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC

CUSIP NO. 13329010


       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CITIGROUP HOLDINGS COMPANY
          06-1551348

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b)  X

       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

          BK, AF

       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                          7       SOLE VOTING POWER

       NUMBER OF                  0  (SEE ITEM 5.)
         SHARES
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                    0 (SEE ITEM 5.)
       REPORTING
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0  (SEE ITEM 5.)

                         10       SHARED DISPOSITIVE POWER

                                  0 (SEE ITEM 5.)

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (SEE ITEM 5.)

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 / /


      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (SEE ITEM 5.)

      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC

CUSIP NO. 13329010


       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CITIGROUP INC.
          52-1568099

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b)  X

       3  SEC USE ONLY


       4  SOURCE OF FUNDS*

          BK, AF

       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                          7       SOLE VOTING POWER

       NUMBER OF                  0  (SEE ITEM 5.)
         SHARES
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                    3,900*
       REPORTING
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0  (SEE ITEM 5.)

                         10       SHARED DISPOSITIVE POWER

                                  3,900*

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,900*

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 / /


      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.04%*

      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC

* Represents shares directly beneficially owned by a wholly owned broker dealer affiliate of Citigroup Inc.

ITEM 1.  SECURITY AND ISSUER

                  This statement on Schedule 13D (this "Schedule 13D") relates to the common stock and the associated preferred stock purchase rights ("Shares" or "Common Stock") of Cameron Ashley Building Products, Inc., a Georgia corporation ("Cameron Ashley"). The principal executive offices of Cameron Ashley are located at 11651 Plano Road, Dallas, Texas 75238.

ITEM 2.  IDENTITY AND BACKGROUND

                  This Statement is being filed by Citicorp Venture Capital, Ltd. ("CVC"), Citibank, N.A. ("Citibank"), Citicorp, Citigroup Holdings Company ("Citigroup Holdings") and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

                  (a)-(c) CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment.

                  Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

                  Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

                  Citigroup Holdings is a Delaware Corporation and is the sole shareholder of Citicorp. Citigroup Holdings is a holding company for financial services companies. The address of its financial business office is One Rodney Square, Wilmington, Delaware 19899.

                  Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of the principal business office of Citigroup is 153 East 53rd Street, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer, Global Corporate and Investing Bank, Asset Management and Investment Activities segments. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit E.

                  As a result of the entering into the agreements described in Items 3 and 4 below, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b)(1) promulgated thereunder, the Reporting Persons may be deemed to have formed a group with each other and the following persons (the "CGW Parties") (each of which, to the knowledge of the Reporting Persons, is organized as specified): (1) CGW Southeast I, Inc., a Georgia corporation ("CGW I, Inc."), (2) CGW Southeast Partners I, L.P., a Georgia limited Partnership ("CGW I"),
         (3) Richard L. Cravey ("Cravey"), (4) Edwin A. Wahlen, Jr. ("Wahlen"),
         (5) CGW, Inc., a Georgia corporation ("CGW, Inc."), (6) CGW Southeast IV, L.L.C., a Georgia limited liability company ("CGW LLC"), (7) CGW Southeast Partners IV, L.P., a Georgia partnership ("CGW IV"), (8) CBP Holdings, Inc., a Georgia corporation ("CBP Holdings"), (9) CBP Acquisition Corp., a Georgia corporation ("CBP Acquisition"), (10) Ronald R. Ross ("Ross"), and (11) Walter J. Muratori ("Muratori"). To the knowledge of the Reporting Persons, Cravey, Wahlen, Ross and Muratori are all citizens of the United States of America. The filing of this Schedule 13D is not an affirmation or admission that the Reporting Persons and CVC, or any of them, have formed such a group or constitute a group for any purpose.

                  To the knowledge of the Reporting Persons, the address of the principal offices of (1) CGW I, Inc., (2) CGW I, (3) CGW, Inc., (4) CGW LLC, (5) CGW IV, (6) CBP Holdings and (7) CBP Acquisition is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. To the knowledge of the Reporting Persons, the business address of Cravey and Wahlen is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. To the knowledge of the Reporting Persons, the business address of Ross and Muratori is 11651 Plano Road, Dallas, Texas 75238.

                  To the knowledge of the Reporting Persons, the general partner of CGW I is CGW I, Inc. To the knowledge of the Reporting Persons, the general partner of CGW IV is CGW LLC, and the manager of CGW LLC is CGW, Inc. To the knowledge of the Reporting Persons, CBP Holdings is currently a wholly-owned subsidiary of CGW IV, and CBP Acquisition is a wholly-owned subsidiary of CBP Holdings. To the knowledge of the Reporting Persons, Cravey and Wahlen are the directors of each of CGW I, Inc. and CGW, Inc. To the knowledge of the Reporting Persons, Ross is the Chairman and Chief Executive Officer of Cameron Ashley, and Muratori is the Vice Chairman, President and Chief Operating Officer of Cameron Ashley.

                  The following information with respect to each executive officer and director of CVC and Citigroup is set forth in Schedule A and B hereto: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

                  To the knowledge of the Reporting Persons, Schedule C hereto sets forth, as of the date hereof, the name, business address, present principal occupation or employment of each executive officer and director of (1) CGW I, Inc., (2) CGW, Inc., (3) CBP Holdings and (4) CBP Acquisition.

                  (d)-(f) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  To the knowledge of the Reporting Persons, during the last five years, none of the CGW Parties nor any of the executive officers or directors of (1) CGW I, Inc., (2) CGW, Inc., (3) CGW Holdings or (4) CBP Acquisition has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedules A, B and C hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  CBP Holdings plans to obtain the funds to consummate the transaction described in Item 4 from borrowings under a credit facility to be established with Fleet Capital Corporation (the "Senior Facility") and a credit facility to be established with J.H. Whitney & Co. (the "Junior Facility" and, together with the Senior Facility, the "Facilities") and from equity investments in CBP Holdings by CGW IV, CVC and participating members of Cameron Ashley senior management.

                  Pursuant to a Letter Agreement dated January 17, 2000, between CGW IV and CVC (the "Investment Letter"), CGW IV and CVC have each agreed to invest $25.5 million in equity (common and/or preferred) in CBP Holdings for the purpose of CBP Holdings's acquisition of Cameron Ashley, subject to the execution of definitive documents memorializing such agreement, the absence of any adverse change in Cameron Ashley's business, the receipt of the financing described below in this Item 3, and other conditions.

                  The Investment Letter provides that members of Cameron Ashley management shall have the opportunity to invest an aggregate of $4,000,000 in equity (common and/or preferred) in CBP Holdings. The Investment Letter further provides that the board of directors of CBP Holdings will consist of two persons designated by CGW IV, two persons designated by CVC, two persons who are senior members of Cameron Ashley management and one person not an officer or employee of CBP Holdings selected by both CGW and CVC. Discussions have been initiated with Ross and Muratori about an investment in CBP Holdings and positions on the board of CBP Holdings. In addition, participating members of Cameron

         Ashley senior management may exchange outstanding options to purchase Shares for options to purchase CBP Holdings common stock and may have the opportunity to invest outstanding Shares in exchange for CBP Holdings common stock.

                  CGW IV entered into a Commitment Letter dated December 6,
         1999 with Fleet Capital Corporation pursuant to which Fleet Capital Corporation agreed, through a lending syndicate to be arranged and subject to satisfaction of the conditions set forth therein, to provide up to $315 million in senior, secured debt to CBP Holdings (collectively, the "Fleet Commitment Letter"). The Senior Facility will be secured by substantially all of the tangible and intangible assets of the corporation surviving the merger described in Item 4 and its subsidiaries, and will consist of a revolving loan facility of up to $225 million; a term loan facility of up to $65 million; and a capital expenditure facility of up to $25 million.

                  The Fleet Commitment Letter reflects that the Senior Facility will bear interest at a rate based on the prime rate or Eurodollar rate plus an applicable margin ranging to 350 basis points, depending on the borrower's leverage and the particular facility. The Senior Facility will mature on the earlier of March 1, 2004, and the fifth anniversary of the closing of the merger described in Item 4. The Senior Facility will contain customary financial and other covenants.

                  CGW IV and CBP Holdings entered into a Commitment Letter dated January 13, 2000, and a related Letter Agreement dated January 13, 2000 with J. H. Whitney & Co. (collectively, the "Whitney Commitment Letter"), pursuant to which J. H. Whitney Mezzanine Fund L.P. agreed to provide, subject to satisfaction of the conditions set forth therein, $55 million in unsecured subordinated debt.

                  The Junior Facility will bear interest at 15%. The Junior Facility will mature at the earlier of a Liquidation Event (as defined in the Whitney Commitment Letter) or on the eighth anniversary of the merger described in Item 4. The Junior Facility will also contain customary financial and operating covenants.

                  The Whitney Commitment Letter provides that, upon closing of the merger described in Item 4, J. H. Whitney Mezzanine Fund, L.P. will receive a warrant or other equity security to purchase 4% of the equity of the surviving corporation in such merger, on a fully diluted basis.

                  The Credit Facilities are subject to, among other conditions, the completion of due diligence investigations of Cameron Ashley, with the results of the investigations being satisfactory to the lenders, the absence of any material adverse change in the business of Cameron Ashley and the consummation of the merger described in Item 4.

                  The merger agreement referenced in Item 4 below requires CBP Holdings to use its reasonable efforts to enter into definitive documents with respect to the financing contemplated in the Fleet Commitment Letter and the Whitney Commitment Letter or alternative financing, before the filing of Cameron Ashley's proxy statement relating to the merger agreement.

                  This description of the Credit Facilities is summary in nature and is not intended to be a complete description thereof and is qualified in its entirety by reference to the full text of each of the Fleet Commitment Letter and the Whitney Commitment Letter, which are filed as exhibits hereto and incorporated by reference herein.

                  CBP Holdings currently plans to repay any borrowings under the Credit Facilities, if and when established, out of operating cash flow and future financings, although CBP Holdings has no current specific plan with respect thereto. Those decisions, when made, will be based on CBP Holdings's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

ITEM 4.  PURPOSE OF TRANSACTION

                  On January 17, 2000, CBP Holdings, CBP Acquisition and Cameron Ashley entered into an agreement and plan of merger (the "Merger Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. CBP Holdings entered into the Merger Agreement with the intent of acquiring control of, and the entire equity interest in, Cameron Ashley and replacing the board of directors of Cameron Ashley.

                  Pursuant to the Merger Agreement, but subject to satisfaction of the conditions precedent set forth therein, CBP Acquisition will merge with and into Cameron Ashley, with Cameron Ashley surviving the merger.

                  As a result of the merger:

                           - Each outstanding share of Common Stock, together with the associated preferred stock purchase rights issued pursuant to that certain Rights Agreement, dated August 19, 1997, as amended, between Cameron Ashley and SunTrust Bank, Atlanta, other than Shares held by CBP Holdings, will be cancelled and converted into the right to receive $15.10 in cash.

                           -        Each Share held by CBP Holdings will be
                                    cancelled.

                           - Each outstanding share of CBP Acquisition common stock will be converted into one share of common stock of the surviving corporation.

                           - Each outstanding stock option to purchase Shares granted under any stock option plan, compensation plan or arrangement of Cameron Ashley or outstanding warrant to purchase Shares will be cancelled, and the holder thereof will be paid by Cameron Ashley for each such option or warrant in an amount equal to the product of (i) the excess of $15.10 over the applicable exercise price per Share and (ii) the number of Shares such holder could have purchased pursuant to such option or warrant immediately prior to the effective time of the merger.

                           - The directors of CBP Acquisition will become the initial directors of the surviving corporation, each to hold his or her office in accordance with the constituent documents of the surviving corporation.

                           - The officers of Cameron Ashley will be the initial officers of the surviving corporation.

                           - The articles of incorporation of Cameron Ashley will become the articles of incorporation of the surviving corporation.

                           - The bylaws of Cameron Ashley will become the bylaws of the surviving corporation.

                  Conditions to the merger of Cameron Ashley with and into CBP Acquisition include:

                           - Approval of the merger by the shareholders of Cameron Ashley.

                           - Receipt by CBP Holdings of the financing described in the Fleet Commitment Letter and the Whitney Commitment Letter or of alternative financing with terms no less favorable than that specified therein.

                  The total consideration to be paid by CBP Holdings for Cameron Ashley, including cash to be paid in exchange for outstanding Shares and in exchange for the cancellation of outstanding options and warrants and including the refinancing and assumption of debt of Cameron Ashley and its subsidiaries, is approximately $320 million.

                  Upon consummation of the transactions contemplated by the Merger Agreement, the Shares will cease to be authorized to be traded on the New York Stock Exchange, and the Shares will become eligible for termination of registration under the Securities Exchange Act of 1934.

                  References to, and descriptions of, the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement included as an exhibit to this
         Schedule 13D and incorporated herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(c) To the knowledge of the Reporting Persons, CGW I is the shareholder of record of 938,121 Shares, which constitute approximately 10.8% of the outstanding Common Stock, based on 8,694,954 Shares outstanding on January 17, 2000, as represented by Cameron Ashley in the Merger Agreement. To the knowledge of the Reporting Persons, as the general partner of CGW I, CGW I, Inc. has the power to direct the voting and disposition of such shares. To the knowledge of the Reporting Persons, Messrs. Cravey and Wahlen, as directors of CGW I, Inc. have, in turn, the power to direct the voting and disposition of such 938,121 shares.

                  To the knowledge of the Reporting Persons, Ross beneficially owns approximately 147,082 Shares and Muratori beneficially owns approximately 292,505 Shares. Neither Ross nor Muratori has effected any transactions in Shares during the past 60 days.

                  Other than as set forth in this Schedule 13D, to the Reporting Persons' knowledge as of the date hereof, none of any of the CGW Parties, any general partner of any of the CGW Parties, any person in control (ultimately or otherwise) of any of the CGW Parties, or any executive officer or director thereof (including Cravey and Wahlen) beneficially owns any Common Stock, and there have been no transactions in Shares effected during the past 60 days by any of the foregoing.

                  To the best knowledge of the Reporting Persons, except as described in this Schedule 13D, none of CVC, any person in control (ultimately or otherwise) of CVC, or any executive officer or director thereof beneficially owns any Common Stock, and there have been no transactions in Shares effected during the past 60 days by CVC, any person in control of CVC (ultimately or otherwise), or any executive officer or director thereof; provided, however, certain investment banking affiliates of CVC may beneficially own Shares, including Shares that may be held in discretionary or advisory accounts with CVC affiliates, and such CVC affiliates, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

                  Beneficial ownership of Shares shown on the cover pages of this Schedule 13D for each of the Reporting Persons assumes that the Reporting Persons have not formed a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,419,287 Shares in the aggregate, constituting approximately 16.3% of the Shares outstanding on January 17, 2000, as represented by Cameron Ashley in the Merger Agreement.

                  (d) To the knowledge of the Reporting Persons, the partners of CGW I have the right to receive a portion of the proceeds from the sale of the Shares held by CGW I, including a portion of any proceeds received upon the merger described in Item 4.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. Copies of the Merger Agreement, the Investment Letter, the Fleet Commitment Letter and the Whitney Commitment Letter are included as exhibits to this Schedule 13D. To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between any such persons and any person with respect to any securities of Cameron Ashley. Without limiting the generality of the immediately preceding sentence, to the Reporting Persons' knowledge, the CGW Parties have not discussed, or reached any agreement, arrangement or understanding, explicit or implicit, as to the voting of any Shares held by Messrs. Ross and Muratori. To the knowledge of the Reporting Persons, CGW I, Inc. does, however, anticipate causing the Shares held by CGW I to be voted in favor of the merger described in Item 4 at any meeting of Cameron Ashley shareholders held for the purpose of voting on such merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits to this Scheduled 13D:

                  (a) Agreement and Plan of Merger dated January 17, 2000, among Cameron Ashley Building Products, Inc., CBP Holdings, Inc. and CBP Acquisition Corp.

                  (b) Letter Agreement dated January 17, 2000, between CGW Southeast Partners IV, L.P. and Citigroup Venture Capital, Ltd.

                  (c) Commitment Letter dated December 6, 1999, among Fleet Capital Corporation, BancBoston Robertson Stephens Inc. and CGW Southeast Partners IV, L.P., including Outline of Terms and Conditions dated December 6, 1999.

                  (d) Commitment Letter dated January 13, 2000, among J. H. Whitney & Co., CBP Holdings, Inc. and CGW Southeast Partners IV, L.P.

                  (e) Joint Filing Agreement, dated as of January, 2000, by and among CVC, Citibank, Citicorp and Citigroup.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 2000


                                  CITICORP VENTURE CAPITAL, LTD.


                                  By: /s/ Byron Knief
                                      -----------------------------------------
                                  Name:    Byron Knief
                                  Title:   Senior Vice President


                                  CITIBANK, N.A.


                                  By: /s/ Kenneth Cohen
                                      -----------------------------------------
                                  Name:    Kenneth Cohen
                                  Title:   Assistant Secretary


                                  CITICORP


                                  By: /s/ Kenneth Cohen
                                      -----------------------------------------
                                  Name:    Kenneth Cohen
                                  Title:   Assistant Secretary


                                  CITIGROUP HOLDINGS COMPANY


                                  By: /s/ Kenneth Cohen
                                      -----------------------------------------
                                  Name:    Kenneth Cohen
                                  Title:   Assistant Secretary


                                  CITIGROUP INC.


                                  By: /s/ Joan Caridi
                                      -----------------------------------------
                                  Name:    Joan Caridi
                                  Title:   Assistant Secretary

                                                                      SCHEDULE A

                        Executive Officers and Directors
                                       of
                         Citicorp Venture Capital, Ltd.

                  The names of the Directors and the names and title of the Executive officers of Citicorp Venture Capital, Ltd. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital, Ltd.

Name Title and Citizenship          Principal Occupation and Business Address
--------------------------          -----------------------------------------
Michael T. Bradley                  Vice President

William T. Comfort                  Chairman and Director

Richard M. Cashin                   President

Lauren M. Connelly                  Vice President & Secretary

Charles E. Corpening                Vice President

Michael A. Delaney                  Vice President

Ann Goodbody                        Director

Ian D. Highet                       Vice President

David Y. Howe                       Vice President

Thomas Jones                        Director

Byron L. Knief                      Vice President

Richard E. Mayberry                 Vice President

Thomas F. McWilliams                Vice President

M. Saleem Muqaddam                  Vice President

Thomas H. Sanders                   Vice President

Paul C. Schorr                      Vice President

Helene B. Shavin                    Vice President & Assistant Secretary

Joseph M. Silvestri                 Vice President

David F. Thomas                     Vice President

James A. Urry                       Vice President

John D. Weber                       Vice President

Marc Weill                          Director

                                                                      SCHEDULE B

                        Executive Officers and Directors
                                       of
                                 Citigroup Inc.

                  The names of the Directors and the names and title of the Executive officers of Citigroup and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.

Name Title and Citizenship       Principal Occupation and Business Address
--------------------------       -----------------------------------------
C. Michael Armstrong             Chairman & Chief Executive Officer
Director                         AT&T Corp.
                                 295 North Maple Avenue
                                 Basking Ridge, New Jersey 07920

Alain J.P. Belda                 President & Chief Operations Officer
Director (Brazil)                ALCOA Inc.
                                 201 Isabella Street
                                 Pittsburgh, Pennsylvania 15212-5858

Kenneth J. Bialkin               Partner
Director                         Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue
                                 New York, New York 10022

Kenneth T. Derr                  Chairman & Chief Executive Officer
Director                         Chevron Corporation
                                 575 Market Street
                                 San Francisco, California 94105

John M. Deutch                   Institute Professor
Director                         Massachusetts Institute of Technology
                                 77 Massachusetts Avenue, Room 6-208
                                 Cambridge, Massachusetts 02139

Ann Dibble Jordan                Consultant & Former Director of Social Services
Director                         The University of Chicago Medical Center
                                 2904 Benton Place, NW
                                 Washington, DC  20008

Reuben Mark                      Chairman & Chief Executive Officer
Director                         Colgate-Palmolive Company
                                 300 Park Avenue
                                 New York, New York 10022-7499

Michael T. Masin                 Vice Chairman, President-International
Director                         GTE Corporation
                                 One Stamford Forum
                                 Stamford, Connecticut 06904

Dudley C. Mecum                  Managing Director
Director                         Capricorn Holdings
                                 30 East Elm Street
                                 Greenwich, Connecticut 06830

Richard D. Parsons               President
Director                         Time Warner, Inc.
                                 75 Rockefeller Plaza, 29th Floor
                                 New York, New York 10019

Andrall E. Pearson               Chairman & Chief Executive Officer
Director                         Tricon Global Restaurants, Inc.
                                 660 Steamboat Road
                                 Greenwich, Connecticut 06830

John S. Reed                     Chairman & Co-Chief Executive Officer
Director & Executive Officer     Citigroup Inc.
                                 153 East 53rd Street
                                 New York, New York 10043

Robert B. Shapiro                Chairman & Chief Executive Officer
Director                         Monsanto Company
                                 800 North Lindbergh Blvd.
                                 Mail Zone DIS
                                 St. Louis, Missouri 63167

Franklin A. Thomas               Lawyer/Consultant & Former President,
Director                         The Ford Foundation
                                 595 Madison Avenue, 33rd Floor
                                 New York, New York 10022

Sanford I. Weill                 Chairman & Co-Chief Executive Officer
Director & Executive Officer     Citigroup Inc.
                                 153 East 53rd Street
                                 New York, New York 10043

Edgar S. Woolard, Jr.            Former Chairman & Chief Executive Officer
Director                         E.I. du Pont de Nemours & Company
                                 1007 Market Street
                                 Wilmington, Delaware 19898

Arthur Zankel                    General Partner
Director                         First Manhattan Company
                                 437 Madison Avenue
                                 New York, New York 10022

The Honorable Gerald R. Ford     Former President of the United States
Honorary Director                Post Office Box 927
                                 Rancho Mirage, California 92270

William I. Campbell              Co-Chief Executive Officer,
Executive Officer (USA/Canada)   Global
                                 Consumer Business
                                 1 Court Square
                                 Long Island City, New York 11120

Michael A. Carpenter             Co-Chief Executive Officer
Executive Officer                Global Corporate and Investment Bank
                                 of Citigroup Inc.
                                 388 Greenwich Street
                                 New York, New York 10043

Paul J. Collins                  Vice Chairman
Executive Officer                Citigroup Inc.
                                 153 East 53rd Street
                                 New York, New York 10043

Edward D. Horowitz               e-Citi
Executive Officer                153 East 53rd Street
                                 New York, New York 10043

Thomas W. Jones                  Co-Chairman and Chief Executive Officer
Executive Officer                SSB Citi Asset Management Group
                                 388 Greenwich Street
                                 New York, New York 10013

Robert I. Lipp                   Co-Chief Executive Officer,
Executive Officer                of Citigroup's Global
                                 Consumer Business
                                 153 East 53rd Street
                                 New York, New York 10043

Deryck C. Maughan                Vice Chairman
Executive Officer                Citigroup Inc.
(U.K.)                           153 East 53rd Street
                                 New York, New York 10043

Victor J. Menezes                Co-Chief Executive Officer,
Executive Officer                Global Corporate and Investment Bank
(India)                          of Citigroup Inc.
                                 153 East 53rd Street
                                 New York, New York 10043

Heidi G. Miller                  Chief Financial Officer
Executive Officer                Citigroup Inc.
                                 153 East 53rd Street
                                 New York, New York 10043

Charles O. Prince, III           Co-General Counsel &
Executive Officer                Corporate Secretary
                                 Citigroup Inc.
                                 153 East 53rd Street
                                 New York, New York 10043

Mary Alice Taylor                Global Operations & Technology
Executive Officer                Citigroup Inc.
                                 1 Court Square
                                 Long Island City, New York 11120

Todd S. Thomson                  Strategy & Business Development
Executive Officer                Citigroup Inc.
                                 153 East 53rd Street
                                 New York, New York 10043

Marc P. Weill                    Citigroup Investments
Executive Officer                153 East 53rd Street
                                 New York, New York 10043

                                                                      SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                              CGW SOUTHEAST I, INC.





         NAME                           POSITION WITH REPORTING PERSON
         ----                           ------------------------------
   Richard L. Cravey               Director, President and Managing Director

 Edwin A. Wahlen, Jr.          Director, Vice President, Secretary and Managing
                                                   Director

   William A. Davies               Managing Director and Assistant Secretary

  Garrison M. Kitchen                          Managing Director

    Bart A. McLean                             Managing Director

  James A. O'Donnell                           Managing Director


         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                    CGW, INC.





         NAME                                POSITION WITH REPORTING PERSON
         ----                                ------------------------------
 Edwin A. Wahlen, Jr.                      Director, President and Treasurer

  Richard L. Cravey                      Director, Vice President and Secretary

  William A. Davies                                  Vice President

   Michael D. Long                                   Vice President

    Bart A. McLean                                   Vice President

 Garrison M. Kitchen                                 Vice President

 James A. O' Donnell                                 Vice President

Richard L. Cravey, Jr.                               Vice President

      Roy Bowman                                     Vice President

         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America.

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                               CBP HOLDINGS, INC.





               NAME                          POSITION WITH REPORTING PERSON
               ----                          ------------------------------
          Bart A. McLean                         Director and President

      Richard L. Cravey, Jr.               Director, Treasurer and Secretary


         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America.

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                              CBP ACQUISITION CORP.





                  NAME                         POSITION WITH REPORTING PERSON
                  ----                         ------------------------------
             Bart A. McLean                        Director and President

         Richard L. Cravey, Jr.              Director, Treasurer and Secretary


         For each person indicated above, the principal occupation or employment is managing director of Cravey, Green & Wahlen, a private equity investment firm that supports management teams in acquisitions and recapitalizations of middle-market companies, and the business address is Twelve Piedmont Center, Suite 210, Atlanta, Georgia 30305. Each person above is a citizen of the United States of America.